UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Trinity Capital Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

896440104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	896440104	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,124,092
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,124,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,124,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		PN

CUSIP No .	896440104	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Ben Mackovak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,124,092
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,124,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,124,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	896440104	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Marty Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,124,092
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,124,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,124,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	896440104	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Umberto Fedeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,124,092
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,124,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,124,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	896440104	Page 6 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Strategic Value Bank Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Ohio
NUMBER OF SHARES	5	SOLE VOTING POWER	NONE
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,124,092
EACH REPORTING	7	SOLE DISPOSITIVE POWER	NONE
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,124,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,124,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.3%
12	TYPE OF REPORTING PERSON		OO

CUSIP No .	896440104	Page 7 of 10

Item 1(a).	Name of Issuer:

Trinity Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1200 Trinity Drive,
P.O. Box 60
Los Alamos, NM 87544

Item 2(a).	Name of Person Filing:

i. Strategic Value Investors, LP is a Delaware limited partnership.
ii. Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC.
iii. Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC.
iv. Umberto Fedeli (Fedeli), who serves as a managing member of Strategic Value Bank Partners LLC.
v. Strategic Value Bank Partners LLC, a Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Person is 127 Public Square, Suite 2810, Cleveland, Ohio 44114

Item 2(c).	Citizenship:

Strategic Value Investors is organized under the laws of the State of Delaware. Strategic Value Bank Partners LLC is organized under the laws of the State of Ohio. Each of Messrs. Mackovak, Adams and Fedeli is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

896440104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	896440104	Page 8 of 10

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Strategic Value Investors, LP

(a)	Amount beneficially owned: 1,124,092

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 1,124,092

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 1,124,092

Ben Mackovak

(a)	Amount beneficially owned: 1,124,092

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 1,124,092

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 1,124,092

CUSIP No .	896440104	Page 9 of 10

Marty Adams

(a)	Amount beneficially owned: 1,124,092

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 1,124,092

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 1,124,092

Umberto Fedeli

(a)	Amount beneficially owned: 1,124,092

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 1,124,092

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 1,124,092

Strategic Value Bank Partners LLC

(a)	Amount beneficially owned: 1,124,092

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 1,124,092

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 1,124,092

CUSIP No .	896440104	Page 10 of 10

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/13/2019

Signature:	/s/ Baird Hansen
Name: Title:	Baird Hansen CCO of the General Partner